WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER
** ADMITTED IN THE STATE OF ILLINOIS

March 15, 2013

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mallinckrodt plc
Registration Statement on Form 10-12B
Filed February 1, 2013
File No. 001-35803

Dear Mr. Riedler:

On behalf of our client, Mallinckrodt plc (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 28, 2013, with respect to the filing referenced above.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-35803) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on February 1, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Amendment No. 1 to Registration Statement on Form 10

General

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company acknowledges the Staff’s comment.

2.	Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

Response: The Company acknowledges the Staff’s comment.

3.	Throughout your filing, you reference the possibility of entering into financing or credit line agreements or issuing debt instruments. Please be advised that you should file any such credit line agreements, financing transaction documents or debt instrument arrangements as exhibits to your filing and revise your filing to include a description of the material terms of these arrangements.

Response: The Company acknowledges the Staff’s comment.

EXHIBIT 99.1 Information Statement

General

4.	Please provide updated interim financial statements, pro forma and related financial information for the Quarterly Period ending December 28, 2012, pursuant to Rule 3-12 of Regulation S-X.

Response: The Information Statement has been revised on pages 17, 18, 42-44, 46-50, 84, 89-92, 98, 99, 101-103 and F-46 through F-64 in response to the Staff’s comment. However, because the distribution ratio that will determine the number of Mallinckrodt ordinary shares that will be distributed has not yet been determined, the Company has not included pro forma financial information (such as pro forma earnings per share) whose calculation depends on such ratio.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

Summary

The Separation, page 14

Reasons for the Separation, page 14

5.	To balance this discussion, please include an equally prominent bullet point list of the negative factors the Covidien board considered in evaluating the separation.

Response: The Information Statement has been revised on pages 15 and 16 in response to the Staff’s comment.

Risk Factors, page 18

Risks Related to Our Business, page 18

The DEA regulates the availability of controlled substances…, page 18

6.	Please describe any delays or refusals to date by the DEA to establish or modify your quota requests and the impact on your business.

Response: The Information Statement has been revised on pages 19, 67 and 68 in response to the Staff’s comment.

The manufacture of our products is highly exacting and complex…, page 18

7.	Please describe any significant manufacturing or supply problems to date.

Response: The Information Statement has been revised on page 20 in response to the Staff’s comment.

The global supply of fission-produced Mo-99…, 19

8.	Here and in the Business section, please expand your disclosure regarding Mo-99 to provide a more fulsome description of what this substance is, how it is produced and why it is a critical ingredient of your Tc-99m generators.

Response: The Information Statement has been revised on pages 20 and 72 in response to the Staff’s comment.

9.	Here and in the Business section, please identify the two suppliers upon which you primarily rely for production of Mo-99, describe the material terms of your supply arrangements and file the agreements as exhibits to your Form 10. Alternatively, please provide us with a supplemental analysis supporting your determination that these agreements are not material to your business.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

Response: The Company respectfully advises the Staff supplementally that it has not filed the contracts with its two primary suppliers of Mo-99 as Exhibits to its Registration Statement because it has concluded that these contracts are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that each contract is of the sort that ordinarily accompanies the kind of business conducted by the Company. Accordingly, each contract is generally not required to be filed unless it falls within one or more of the categories set forth in clauses (A)-(D) of Item 601(b)(10)(ii). The only potentially applicable category is that set forth in clause (B), which covers contracts “upon which the registrant’s business is substantially dependent,” including “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” The Company has concluded that its business is not “substantially dependent” on either of the contracts with its two primary suppliers of Mo-99.

Mo-99 accounts for only a small portion of the Company’s overall supply requirements. Mo-99 is used in the manufacture of Tc-99m generators, which accounted for less than 10% of the Company’s net sales in 2012. Mo-99 is not used in any of the Company’s other products.

Moreover, the Company does not depend on any single supplier for its Mo-99 requirements. Rather, the Company has agreements to obtain Mo-99 from three nuclear research reactors and relies predominantly on two of these reactors for its Mo-99 supply. In addition, the Company has developed and maintained strong relationships with suppliers located in Canada, South Africa and Europe, and has purchased finished Mo-99 from these alternative suppliers in the past. Furthermore, the Company is seeking to bolster the Tc-99m/Mo-99 supply chain through further supplier diversification and its investments in new generator manufacturing lines, as discussed on page 57 of the Information Statement. Accordingly, the Company’s business is not “substantially dependent” on either of the Company’s primary Mo-99 supply contracts.

For the foregoing reasons, the Company has concluded that the agreements with its two primary Mo-99 suppliers are not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. The Company will continue to evaluate its agreements with its Mo-99 suppliers and, should any such agreement become a material contract within the meaning of such Item, will file such agreement as an Exhibit to its applicable SEC filings.

10.	Please revise your disclosure to include the information contained in the last paragraph of this risk factor in a separately-captioned stand-alone risk factor addressing the risks associated with converting from HEU targets to LEU targets. This appears to be a separate and distinct risk from the supply risks discussed in the rest of the current risk factor.

Response: The Information Statement has been revised on pages 12 and 21 in response to the Staff’s comment.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

We may be unable to protect our intellectual property rights…, page 21

11.	Please expand your disclosure in this risk factor to discuss any material patent or any patents that as a group are material to your business, whether owned or licensed, and the expiration date of such patents.

Response: As noted below in our response to the Staff’s comment number 24, the Company respectfully advises the Staff supplementally that no individual patent or group of patents is material to its business.

12.	Please describe any known infringement to date of your intellectual property and any material patent litigation matters to which you are a party.

Response: In response to the Staff’s comment, we have revised page 23 to list the single material patent litigation matter to which the Company is a party. The Company respectfully advises the Staff supplementally that there is no known infringement of the Company’s intellectual property that would be material to investors.

We may incur product liability losses…, page 23

13.	Please describe any known serious adverse effects of your products and describe your product liability insurance, including the coverage level and whether you deem it adequate to meet your current business exposure.

Response: The Information Statement has been revised on page 25 in response to the Staff’s comment regarding product liability insurance. With respect to the Staff’s comment requesting disclosure of known serious adverse effects of the Company’s products, the Company respectfully advises the Staff supplementally that it has considered the known serious adverse effects of its products and concluded that, while such known serious adverse effects may be important to patients and accordingly are identified and described in product labels, there are no such known serious adverse effects that would be material to investors. In reaching this conclusion, the Company took into account the nature of its product portfolio and the potential impact of such known serious adverse effects on the Company.

Our reporting and payment obligations under the Medicare and/or Medicaid…, page 24

14.	Please describe any current, pending or recently completed governmental investigations related to your reporting and payment obligations and practices under Medicare and/or Medicaid.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

Response: The Information Statement has been revised on page 26 in response to the Staff’s comment.

Our operations expose us to the risk of material health…, page 26

15.	Please disclose any fines, criminal charges or other sanctions you have received as a result of health, safety or environmental violations.

Response: The Company respectfully advises the Staff supplementally that the Company has not received any fines, criminal charges or other sanctions as a result of health, safety or environmental violations that would be material to investors.

16.	Please quantify your potential exposure and costs associated with the investigation, cleanup and potential remedial action for the formerly owned sites for which you have received notifications from the EPA or similar environmental regulatory agencies. Also describe how you have allocated funding for future capital and operating expenditures and whether you believe such funding will be adequate to address the potential payment obligations.

Response: The Information Statement has been revised on page 29 in response to the Staff’s comment.

If we are unable to retain our key personnel…, page 27

17.	To the extent that you have experienced problems attracting and retaining key members of your scientific, regulatory, technical and commercial personnel in the recent past, please revise your disclosure to describe these problems.

Response: The Company respectfully advises the Staff supplementally that it has not experienced problems attracting and retaining such key personnel that would be material to investors.

We may have received more favorable…, page 27

18.	You describe your agreements with Covidien related to the separation as having resulted from “arm’s-length negotiations.” Given that these transactions are related party transactions, this term does not appear appropriate. Accordingly, please revise to delete the reference.

Response: The Information Statement has been revised on page 31 in response to the Staff’s comment.

After the separation, certain of our executive officers…, page 30

19.	We note that certain persons you expect will be your executive officers and directors will also be former officers and employees of Covidien. Please revise your disclosure to include the names of these individuals, their current positions with Covidien and their financial interest in Covidien.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

Response: The Company respectfully advises the Staff supplementally that, following the initial filing of the Registration Statement, the Company received completed questionnaires from expected directors and officers of the Company which describe their ownership of Covidien ordinary shares. Based on this information, the Company has concluded that actual or potential conflicts of interest because of their ownership of Covidien ordinary shares is not a material risk to investors, and accordingly has deleted this risk factor in Amendment No. 1.

Business, page 47

Competitive Strengths, page 48

20.	Please balance the discussion of your competitive strengths with disclosure regarding your material weaknesses and challenges in a competitive marketplace.

Response: The Information Statement has been revised on page 53 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 41-45

21.	Please quantify your proforma adjustments, proforma earnings per share and proforma weighted-average shares outstanding. Please be sure to disclose relevant assumptions in proforma amounts quantified.

Response: The Information Statement has been revised on pages 43–48 in response to the Staff’s comment. However, because the distribution ratio that will determine the number of Mallinckrodt ordinary shares that will be distributed has not yet been determined, the Company has not included adjustments (such as pro forma earnings per share) whose calculation depends on such ratio.

Global Medical Imaging, page 52

Nuclear Imaging, page 52

22.	Please provide a more fulsome explanation of the substance Mo-99, how it relates to your Tc-99m generator products and your manufacturing process.

Response: The Information Statement has been revised on pages 20, 57 and 72 in response to the Staff’s comment.

23.	Given the limited number of Mo-99 suppliers referenced in your Risk Factors section, please explain how you intend to diversify the supply chain for this product.

Response: The Information Statement has been revised on page 57 in response to the Staff’s comment.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

Intellectual Property, page 55

24.	We note that you currently own or license issued patents and pending applications in the United States and other countries. We note your disclosure on page 55 indicating that no single patent is material to your business. Please consider whether you have any owned or licensed patents that, when considered as group, are material to your business. If so, please expand your disclosure to describe such material group or groups of patents, including:

•	Specific products, product groups or technologies to which such patents relate;

•	Type of patent protections (e.g., composition of matter, use of process);

•	Patent expiration dates; and

•	Jurisdictions in which the patents were granted.

Response: The Information Statement has been revised on page 60 in response to the Staff’s comment to state that there is no group of patents that is material to the Company’s business.

Management’s Discussion and Analysis, page 74

Guarantees, page 90

25.	Please revise your disclosure to describe the nature and extent of the indemnification that you will provide to Covidien in the separation. Please also provide this disclosure in the section starting on page 138 entitled “Our Relationship with Covidien Following the Distribution.”

Response: The Information Statement has been revised on pages 101, 102 and 153 in response to the Staff’s comment.

Management, page 98

26.	Please fill out the executive officer and board of directors information with your next amendment.

Response: The Information Statement has been revised on pages 108–112 and 114 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 103

27.	Please file as exhibits to your Form 10, any employment agreements with executive officers and describe the material terms of such agreements, including any change in control provisions.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

Response: The Company respectfully advises the Staff supplementally that it has not yet determined whether it will enter into any employment agreements with any of its executive officers. If the Company does enter into an employment agreement that is required to be filed as an exhibit to the Registration Statement, the Company will file such agreement as an Exhibit to the Registration Statement. The Company notes that it will be filing retention agreements with each named executive officer in a future amendment of the Registration Statement.

How Executive Pay Decisions are Made, page 105

Going Forward, page 107

28.	Please name the independent compensation consultant utilized by Covidien to benchmark Mallinckrodt peer companies and describe any other services this consultant provides.

Response: The Information Statement has been revised on page 121 in response to the Staff’s comment.

Our Relationship with Covidien Following the Distribution, page 138

Separation and Distribution Agreement, page 138

29.	Please expand your disclosure to list the material assets to be transferred and the material liabilities to be assumed by Mallinckrodt.

Response: The Information Statement has been revised on pages 152 and 153 in response to the Staff’s comment.

Employee Matters Agreement, page 140

30.	Please expand your disclosure to list the employee benefit obligations of Mallinckrodt relating to current and former employees of Covidien’s Pharmaceutical business.

Response: The Information Statement has been revised on page 155 in response to the Staff’s comment.

Combined Financial Statements

The Pharmaceutical business of Covidien plc

Notes to Combined Financial Statements

Note 16 – Retirement Plans, page F-27

31.	Insurance contracts comprise the single largest investment asset class of your defined benefit plan equivalent to over 24% of the fair value of the plan. Due to the significance of the insurance contracts to the solvency of your pension plan and the judgments inherent in level 3 valuations please disclose the following:

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

•	The name, credit rating and aggregate fair value of insurance contracts for each well-known, highly rated issuer;

•	How you determined the insurance contracts value based on a “negotiated value”;

•	The models employed and the most relevant unobservable assumptions used in determining the level 3 fair value of the insurance contracts; and

•	The nature and credit ratings of the underlying asset-backed and fixed income securities of the insurance contracts.

Response: The Information Statement has been revised on page F-32 in response to the Staff’s comment.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

March 15, 2013

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Victor Goldfeld
Victor Goldfeld

Enclosures

cc:	Jack Kapples
Vice President and Corporate Secretary
Covidien plc

Miriam Singer
Vice President and Corporate Secretary, Pharmaceutical Products
Covidien plc